United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

IXYS Corporation

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

46600W106

(CUSIP Number)

Nathan Zommer

IXYS Corporation

1590 Buckeye Drive

Milpitas, CA 95035-7418

(408) 457-9000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 25, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Nathan Zommer
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,970,325
	8	Shared Voting Power 2,010,000
	9	Sole Dispositive Power 4,970,325
	10	Shared Dispositive Power 2,010,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,980,325
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.3%
14	Type Of Reporting Person IN

1	Names of Reporting Persons Sharkz L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 2,010,000
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,010,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,010,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.1%
14	Type Of Reporting Person PN

Explanatory Note

This Amendment No. 2 (the “Amendment”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on October 5, 1998 (as amended through the date hereof, the “Schedule 13D”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of IXYS Corporation (the “Issuer”). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 1590 Buckeye Drive, Milpitas, CA 95035-7418.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(i) Nathan Zommer, an individual; and

(ii) Sharkz L.P., a Delaware limited partnership.

The principal business address for each of the Reporting Persons is 1590 Buckeye Drive, Milpitas, CA 95035-7418.

The principal occupation of Dr. Zommer is Chief Executive Officer and Chairman of the board of directors of the Issuer (the “Board”). The principal business of Sharkz L.P. is investing in and holding securities of the Issuer.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following:

Merger Agreement

On August 25, 2017, the Issuer, entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Issuer, Littelfuse, Inc., a Delaware corporation (“Littelfuse”), and Iron Merger Co., Inc., a Delaware corporation and wholly owned subsidiary of Littelfuse (“Merger Sub”), pursuant to which Littelfuse will acquire all of the outstanding shares of Common Stock of the Issuer, in exchange for a combination of cash and shares of common stock, par value $0.01 per share, of Littelfuse (each, a “Littelfuse Common Share”).

Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Initial Merger”), with the Issuer continuing as the surviving corporation in the Initial Merger and a wholly owned subsidiary of Littelfuse. Further to the terms of the Merger Agreement, the Issuer, as the surviving corporation of the Initial Merger, will merge with and into Littelfuse (the “Follow-On Merger”, and collectively with the Initial Merger, the “Mergers”), with Littelfuse continuing as the surviving corporation in the Follow-On Merger. The respective boards of directors of the Issuer and Littelfuse have unanimously approved the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement.

Upon the terms and subject to the conditions of the Merger Agreement, at the effective time of the Initial Merger (the “Effective Time”), each share of Common Stock of the Issuer issued and outstanding immediately prior to the Effective Time (other than Common Stock held in treasury or owned by Littelfuse or Merger Sub and any Common Stock held by stockholders who properly comply in all respects with the provisions of Section 262 of the General Corporation Law of the State of Delaware as to appraisal rights) will be cancelled and extinguished and automatically converted into the right to receive, at the election of the holder thereof, and subject to proration as described below, (i) $23.00 per share in cash (subject to applicable withholding tax), without interest or (ii) 0.1265 Littelfuse Common Shares.

The foregoing description of the Merger Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Voting Agreement

Concurrently with the execution of the Merger Agreement, the Reporting Persons entered into a letter agreement with Littelfuse (the “Voting Agreement”) with respect to all shares of Common Stock the Reporting Persons own of record or beneficially and have the power to vote (excluding any shares underlying options exercisable for, or warrants to purchase, shares of Common Stock whether or not such shares are included as beneficially owned by the Reporting Persons in the Company’s most recent annual proxy statement) as of the date of the Voting Agreement (the “Voting Agreement Shares”).

Under the Voting Agreement, the Reporting Persons agreed, among other things, to vote the Voting Agreement Shares (a) in favor of (i) adoption of the Merger Agreement and (ii) any other matter that is required be approved by the stockholders of the Issuer to consummate the transactions contemplated by the Merger Agreement, (b) against (i) any proposal made in opposition to approval of the Merger Agreement and (ii) any competing offer or proposal from any person other than Littelfuse and (c) in favor of any postponement, recess or adjournment at any meeting of the stockholders of the Issuer relating to any matter set forth in (a) or (b).

The Voting Agreement shall automatically terminate upon the earliest to occur of (a) the termination of the Merger Agreement, (b) the earlier of the 12 month anniversary of the Effective Time and February 1, 2019 and (c) the entry without the express prior written consent of the Reporting Persons into any amendment, modification or waiver of any provision of the Merger Agreement that (i) reduces the amount, or modifies the form, of the merger consideration payable to any of the stockholders of the Issuer, or (ii) amends or modifies any of the closing conditions in a manner that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement, including the Mergers.

The foregoing description of the Voting Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement filed as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Persons hold the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the limitations in the Voting Agreement, the Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, pursuant to the Merger Agreement, in the open market or in privately negotiated transactions. In addition, subject to the limitations in the Merger Agreement and the Voting Agreement, Dr. Zommer, as Chief Executive Officer of the Issuer and a member of the Board, may engage in discussions with management, the Board, and shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 32,610,410 shares of Common Stock outstanding as of August 24, 2017.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Nathan Zommer	6,980,325	21.3%	4,970,325	2,010,000	4,970,325	2,010,000
Sharkz L.P.	2,010,000	6.1%	0	2,010,000	0	2,010,000

Dr. Zommer may be deemed to beneficially own 6,980,325 shares of Common Stock, which includes (i) 226,250 shares of Common Stock that Dr. Zommer has the right to acquire within 60 days of August 29, 2017 and (ii) 2,010,000 shares of Common Stock held of record by Sharkz L.P., of which Dr. Zommer is general partner.

(c)    None.

(d)    None.

(e)    Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by inserting the following:

Item 4 above summarizes certain provisions of the Merger Agreement and the Voting Agreement and is incorporated herein by reference. A copy of each of the Merger Agreement and the Voting Agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit No.	Description

1.	Joint Filing Agreement.

2.	Agreement and Plan of Merger by and among IXYS Corporation, Littelfuse, Inc. and Iron Merger Co., Inc., dated August 25, 2017 (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on August 28, 2017).

3.	Voting Agreement between Littelfuse, Inc. and the stockholders named therein, dated August 25, 2017 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on August 28, 2017).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 30, 2017

By:	/s/ Nathan Zommer
Nathan Zommer

SHARKZ L.P.

By:	/s/ Nathan Zommer

Name:	Nathan Zommer
Title:	General Partner